UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34519 / March 1, 2022

In the Matter of	:
	:
Millennium Sustainable Ventures Corp.	:
301 Winding Road	:
Old Bethpage, NY 11804	:
	:
	:
(811-22156)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Millennium Sustainable Ventures Corp. (f/k/a Millennium Investment & Acquisition Co Inc.)
filed an application on March 1, 2021, and amendments to the application on May 11, 2021,
December 9, 2021 and January 21, 2022, requesting an order under section 8(f) of the Act
declaring that it has ceased to be an investment company.

On February 2, 2022, a notice of filing of the application was issued (Investment Company Act
Release No. 34495). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that applicant has ceased to be an investment company.

Accordingly, in the matter of Millennium Sustainable Ventures Corp. (File No. 811-22156),

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall immediately cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary